EXHIBIT 23.01

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 and Post-Effective Amendment No. 1 to the Registration Statement of Form S-3 of our report dated March 16, 2005 relating to the financial statements and financial statement schedule, which appears in Delmarva Power & Light Company's Annual Report on Form 10-K for the year ended December 31, 2004. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Washington, DC
April 26, 2005